PV


10032921

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2010
DIVISION OF MARKET REGULATION

[S]ECURITIES AND EXCHANGE COMMISSION
[Washington, D.C. 20]549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equilend LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street 9th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Nigrelli 212-901-2228 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR - 1 2010
SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equilend LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Krista Otis
new York
new York
#02OT6213926 Exp 11-23-2013

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2009

CONTENTS

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenues	
User fees	$14,619,930
Brokerage fees	843,537
Integration fees	165,209
Interest income	2,399
Total revenue	15,631,075
Expenses	
Employee compensation and benefits	6,521,863
Technology and communications	3,515,776
Service fee	1,541,908
Professional services	718,504
Other	673,726
Occupancy	397,609
Total expenses	13,369,386
NET INCOME	$ 2,261,689

The accompanying notes are an integral part of this statement.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

	Member's contributions	Accumulated deficit	Total
Member's equity at December 31, 2008 - as restated	$20,200,000	$(16,876,635)	$ 3,323,365
Distributions	(2,000,000)	-	(2,000,000)
Net income	-	2,261,689	2,261,689
Member's equity at December 31, 2009	$18,200,000	$(14,614,946)	$ 3,585,054

The accompanying notes are an integral part of this statement.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 2,261,689
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(787,853)
Decrease in deferred revenue	(196,006)
Increase in other liabilities	(20,168)
Increase in due to affiliates, net	(507,880)
Net cash provided by operating activities	749,782
Cash flows from financing activities	
Capital distributions	(2,000,000)
Net cash used in financing activities	(2,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,250,218)
Cash and cash equivalents at beginning of year	4,097,746
Cash and cash equivalents at end of year	$ 2,847,528

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited and EquiLend Canada Inc. (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

Opening member's equity at December 31, 2008 was restated to reflect a tax adjustment of $81,900 related to an overpayment of New York City Unincorporated Business Tax ("UBT").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Use of Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

   The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

3. *Revenue Recognition*

   The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are

NOTE B (continued)

recorded as deferred revenue on the statement of financial condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from the Affiliates for the facilitation of securities lending and borrowing transactions executed by the users of the Affiliates. Such brokerage fees are earned in the month for which services are performed for the Affiliates.

4. *Taxes*

The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the UBT tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2009, the Company had a UBT net loss carryover of approximately $14.89 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $596,000. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the statement of financial condition.

The UBT net loss carryover expires in the years 2022 to 2026.

The Company adopted the provisions for accounting for uncertain tax positions, on January 1, 2009. As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2009, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

5. *Fair Value of Financial Instruments*

FASB guidance require the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

NOTE B (continued)

6. *Recently Issued Accounting Standards Update*

In July 2009, FASB issued the Accounting Standards Codification (the "Codification"). The Codification became the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. As a result, all of the Codification's content now carries the same level of authority, effectively superseding the hierarchy of generally accepted accounting principles previously issued. The new guidance was effective for the Company in 2009. The adoption of this new guidance did not have a material impact on the Company's financial statements.

NOTE C - NET CAPITAL REQUIAREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $1,863,136, which was $1,801,204 in excess of its required net capital of $61,932. The ratio of aggregate indebtedness to net capital was .50 to 1.

The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

NOTE D - RELATED PARTIES

All of the Company's revenue from user fees, with the exception of $4,890,537, was earned from members or affiliates of members of the Parent. Deferred revenue includes user fees paid in advance of $500,000 from members or affiliates of members of the Parent. Accounts receivable included $263,072 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with its Affiliates under which the Company performs services including the facilitation of securities lending and borrowing transactions on behalf of the Affiliates. Such revenues total $843,537 for the year ended December 31, 2009. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of the Affiliates. User fees are allocated to the Affiliates when the Affiliates are designated as the operating entity in the underlying user agreement between the Company, the Affiliates and the user. As at December 31, 2009, the Company owed the Affiliates $18,513.

NOTE D (continued)

For the year ended December 31, 2009, interest income of $2,399 was earned from a money market fund for which an affiliate of one of the members of the Parent provided investment advisory services. Included in cash and cash equivalents is $2,769,795 invested in a money market fund and $77,733 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. Such expenses totaled $11,827,478 for the year ended December 31, 2009. The Parent also allocates service fees of $1,541,908 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As at December 31, 2009, the Parent owed the Company $130,408.

NOTE E - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 26, 2010, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Computation of net capital	
Total member's equity	$3,585,054
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	1,666,522
Total nonallowable assets	1,666,522
Tentative net capital	1,918,532
Haircuts on securities - money market fund	55,396
Net capital	$1,863,136
Aggregate indebtedness	
Items included in the statement of financial condition	
Deferred revenue	$ 854,901
Other liabilities	55,582
Due to affiliates	18,513
Total aggregate indebtedness	$ 928,996
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 61,932
Excess net capital	$1,801,204
Ratio of aggregate indebtedness to net capital	.50

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part IIA FOCUS filed as of December 31, 2009.

Schedule II

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is exempt from Securities and Exchange Commission rule 15c3-3 under paragraph (k)(2)(i) of that rule.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

EQUILEND LLC

December 31, 2009

 Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
EquiLend LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by EquiLend LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EquiLend LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). EquiLend LLC's management is responsible for the EquiLend LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective general ledger records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the FOCUS Income Statement schedule for the twelve months ended December 31, 2009 which was agreed to quarterly FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related FOCUS Income Statement schedule for the twelve months ended December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053738 FINRA DEC
EQUILEND LLC 5*5
ATTN: SU ZHU UNIT 139
17 STATE ST
NEW YORK NY 10004-1501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 30,053

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (9,472)

11/25/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,581.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,581

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUILEND LLC
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

CFO
(Title)

Dated the 29 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVEI
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,021,285
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 12,021,285
2e. General Assessment @ .0025	$ 30,053 (to page 1 but not less than $150 minimum)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2009

 Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
EquiLend LLC

In planning and performing our audit of the financial statements of EquiLend LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees to prevent or detect and correct misstatements on a timely basis in the normal course of performing their assigned functions. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010